UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Compugen Ltd.

On July 2, 2018, Compugen Ltd. (the “Company”) issued two press releases, copies of which are filed as Exhibits 99.1 and 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-213007.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press Release dated July 2, 2018 – “Compugen Announces FDA Clearance of IND Application for COM701, a First-in-Class Immuno-Oncology Therapeutic Antibody”.
99.2	Press Release dated July 2, 2018 – “Compugen Welcomes FDA Clearance of Bayer’s IND Application for BAY 1905254”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: July 2, 2018	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel